EXHIBIT 99.1

News Release

North American Construction Group Ltd. Announces Results for the Fourth Quarter and Year Ended December 31, 2020
ACHESON, Alberta, February 17, 2021 - North American Construction Group Ltd. (“NACG”) (TSX:NOA/NYSE:NOA) today announced results for the fourth quarter and year ended December 31, 2020. Unless otherwise indicated, financial figures are expressed in Canadian dollars, and comparisons are to the prior period ended December 31, 2019.
Fourth Quarter and Year Ended 2020 Highlights:
•Adjusted EBITDA of $46.2 million resulted in full year adjusted EBITDA of $175.5 million. Both are consistent with prior year, reflecting a continued recovery to pre-pandemic levels as the year progressed and a demonstrated ability to react quickly and implement cost discipline when required.
•Gross profit margin of 17.0% in Q4 2020 compared to 13.2% in prior period reflected positive operating conditions through the start of the winter season of work.
•COVID-19 related safety protocols and mine site access restrictions remained consistent with mid-year conditions and continue to have pervasive temporary impacts on all aspects of operations.
•Free cash flow ("FCF") of $40.5 million resulted in full year FCF of $43.5 million. In addition to strong adjusted EBITDA in the quarter, FCF was positively impacted by the typical Q4 changes in capital work in process, capital inventory and working capital balances.
•Net debt was $385.6 million at December 31, 2020, reduced $21.0 million from the prior year balance of $406.6 million. Deleveraging was achieved through free cash flow generation and capital allocation prioritization in Q4.
•Diversification efforts led to 35% of adjusted EBIT being generated outside of the Fort McMurray region. Realized progress towards the diversification goal and the strength of the active bid pipeline have led to an increase of our 2022 diversification target to 50%.
•On October 8, 2020, we extended our credit facility agreement to October 8, 2023 and increased the available borrowings permitted under our revolving facility by $25.0 million to $325.0 million.
•On October 22, 2020, we announced the award of a two-year major earthworks contract in Northern Ontario. The contract was awarded to a joint venture owned and operated equally by us and Nuna. Valued at over $250 million, the project has begun to ramp up with peak volumes expected in Q3 2021 and completion in fall 2022.
•On December 16, 2020, we announced the appointment of Joe Lambert as President and Chief Executive Officer, effective January 1, 2021. Effective on the same date, Joe was also appointed to the Board.
•On February 2, 2021, we issued our inaugural sustainability report. The annual report provides structured framework for environmental, social and governance initiatives moving forward and will allow for measurement of progress towards our goals in a various business areas.
•In mid-February 2021 and effective January 1, 2021, Barry Palmer was appointed Chief Operating Officer.
NACG Executive Chairman, Martin Ferron, commented: “I am very pleased that our exceptional team of employees marked my final quarter as CEO with strong operating and financial performance. In particular, we met our safety target, despite the distractions, restrictions and anxiety caused by the ongoing pandemic. Also, we achieved our free cash flow objective, allowing good debt reduction from the prior quarter and made significant progress towards our diversification goal, with the award of a major construction project on a gold mine in Ontario.”
NACG President and CEO, Joseph Lambert, added: “Looking forward, I am excited for the opportunity to lead North American Construction Group through the next stage of our long and storied history. It is reassuring to inherit a strategy that can withstand the challenges experienced in 2020. I have been intimately involved in the development and execution of this proven strategy and am committed to progressing it further."

Consolidated Financial Highlights

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands, except per share amounts)	2020	2019	2020	2019
Revenue	$136,771	$189,455	$500,374	$719,067
Project costs	39,419	66,091	139,452	277,646
Equipment costs	47,809	69,960	177,532	243,427
Depreciation	26,273	28,327	89,008	101,582
Gross profit(i)	$23,270	$25,077	$94,382	$96,412
Gross profit margin(i)	17.0%	13.2%	18.9%	13.4%
General and administrative expenses (excluding stock-based compensation)	6,264	7,656	22,158	27,455
Stock-based compensation expense	4,839	1,754	1,944	9,443
Operating income	11,987	15,332	68,945	58,834
Interest expense, net	4,441	5,498	18,681	21,623
Net income and comprehensive income available to shareholders	$10,044	$8,242	$49,208	$36,878

Adjusted EBITDA(i)(ii)	$46,243	$47,789	$175,450	$174,229
Adjusted EBITDA margin(i)	33.8%	25.2%	35.1%	24.2%

Per share information
Basic net income per share	$0.34	$0.32	$1.75	$1.45
Diluted net income per share	$0.32	$0.28	$1.60	$1.23
Adjusted EPS(i)	$0.36	$0.38	$1.73	$1.72
(i) See "Non-GAAP Financial Measures".
(ii)In the three months ended December 31, 2019 we changed the calculation of adjusted EBITDA. This change has not been reflected in results prior to the three months ended December 31, 2019. Applying this change to previously reported periods would result in increases in adjusted EBITDA of $0.2 million for the year-ended December 31, 2019.

	Year ended
	December 31,
(dollars in thousands)	2020	2019
Cash provided by operating activities	$147,272	$157,944
Cash used in investing activities	(113,573)	(160,678)
Capital additions financed by leases	(27,882)	(28,107)
Add back:
Growth capital additions	37,665	45,803
Cash reclassification to investments in affiliates and joint ventures from change in presentation of NL Partnership	—	10,630
Free cash flow(i)	$43,482	$25,592
(i)See "Non-GAAP Financial Measures".
Declaration of Quarterly Dividend
On February 16, 2021, the NACG Board of Directors declared a regular quarterly dividend (the “Dividend”) of four Canadian cents ($0.04) per common share, payable to common shareholders of record at the close of business on March 4, 2021. The Dividend will be paid on April 9, 2021 and is an eligible dividend for Canadian income tax purposes.

Results for the Three Months December 31, 2020
Revenue was $136.8 million, down from $189.5 million in the same period last year. While operations are steadily returning to pre-pandemic levels, the delay of several large projects impacted revenue in in Q4. There was little activity at the Fort Hills mine in Q4 2020, whereas operations at Fort Hills contributed significantly to revenue in Q4 2019. A significant decrease in revenue was also seen in the external maintenance program, as prior year included the completion and delivery of rebuilt and refurbished haul trucks. Offsetting these decreases was additional reclamation volume at the Aurora Mine, revenue generated from the operations support contract at the coal mine in southern Texas and increased demand for equipment rental support at the Millennium Mine.
Gross profit of 17.0% was up from 13.2% in the prior year. The increase was the result of an effectively operated fleet and was bolstered by the Canada Emergency Wage Subsidy program. Operations support contracts from both the coal mines in Texas and Wyoming also allowed for the higher gross profit margin.
Direct general and administrative expenses (excluding stock based compensation benefit) were $6.3 million, or 4.6% of revenue, lower than Q4 2019 spending of $7.7 million but higher than the 4.0% of revenue as a result of the continued limiting of discretionary and non-essential spending.
Cash related interest expense of $4.2 million represents an average cost of debt of 3.7% as we continue to benefit from low posted rates on our credit facility and competitive rates in equipment financing.
Free cash flow in the quarter was $40.5 million and was impacted by typical Q4 positive timing changes of capital work in process, capital inventory and working capital balances. Primary routine drivers of free cash flow were adjusted EBITDA of $46.2 million less sustaining capital spending of $26.7 million and cash interest paid of $4.0 million. Sustaining capital spending was escalated and increased in the quarter in response to the stronger than expected demand for the upcoming busy winter season.
Canada Emergency Wage Subsidy (“CEWS”)
Our Q4 2020 results include $6.6 million of salary and wage subsidies presented as reductions in project costs, equipment costs and general and administrative expenses of $4.0 million, $2.0 million and $0.5 million, respectively. These amounts were received under the CEWS program which reimbursed us for a portion of wages paid to employees and greatly helped us protect jobs through retention and rehiring. Should we continue to qualify, we plan to seek assistance from this program for the remainder of 2020 and onward.
Business Updates
2021 Focus & Priorities
•Safety - focus on people and relationships, maintain an uncompromising commitment to health and safety while elevating the standard of excellence in the field.
•Sustainability - commitment to the continued development of sustainability targets and constant measurement of progress to those targets.
•Diversification - continue to pursue diversification of customer, resource and geography through strategic partnerships, industry expertise and our investment in Nuna.
•Execution - enhance our record of operational excellence with respect to fleet maintenance, availability and utilization through leverage of our reliability programs, technical improvements and management systems.
Liquidity
Liquidity is critical during times of uncertainty and cash conservation is a key priority for management in weathering this crisis. Including equipment financing availability and factoring in the amended credit facility agreement, total available capital liquidity of $177.4 million includes total liquidity of $148.0 million as at December 31, 2020. Liquidity is primarily provided by the terms of our $325.0 million credit facility which allows for funds availability based on a trailing twelve-month EBITDA and is now scheduled to expire in October 2023.

Achievement against 2020 targets and outlook for 2021
Given our visibility into 2021 and the assumption of continued easing of site access restrictions, management has provided stakeholders with guidance through 2021. This guidance is predicated on contracts currently in place and the heavy equipment fleet that we own and operate.

Key measures	2020 Actual	2020 Stated Targets	2021 Outlook
Adjusted EBITDA	$175M	$155 - $170M	$165 - $205M
Adjusted EPS	$1.73	$1.60 - $1.70	$1.60 - $1.90
Sustaining capital	$99M	$80 - $90M	$90 - $105M
Free cash flow	$43M	$40 - $55M	$60 - $80M

Capital allocation measures
Deleverage	$21M	$10 - $15M	$35 - $45M
Growth capital	$38M	$35 - $40M	$5 - $10M
Share purchases	$19M	$20 - $30M	$10 - $25M

Leverage ratios
Senior debt	2.0x	2.1x - 2.3x	1.6x - 2.0x
Net debt	2.2x	2.3x - 2.5x	1.8x - 2.2x
Conference Call and Webcast
Management will hold a conference call and webcast to discuss our financial results for the three months and year ended December 31, 2020 tomorrow, Thursday, February 18, 2021 at 9:00 am Eastern Time (7:00 am Mountain Time).
The call can be accessed by dialing:
Toll free: 1-833-900-2285
International: 1-236-714-2745
Conference ID: 8197967
A replay will be available through March 18, 2021, by dialing:
Toll Free: 1-800-585-8367
International: 1-416-621-4642
Conference ID: 8197967
A slide deck for the webcast will be available for download the evening prior to the call and will be found on the company’s website at www.nacg.ca/presentations/
The live presentation and webcast can be accessed at:
https://onlinexperiences.com/Launch/QReg/ShowUUID=D2025F90-D728-4FAC-A0C7-
581702D07932
A replay will be available until March 18, 2021 using the link provided.
Basis of Presentation
We have prepared our consolidated financial statements in conformity with accounting principles generally accepted in the United States ("US GAAP"). Unless otherwise specified, all dollar amounts discussed are in Canadian dollars. Please see the Management’s Discussion and Analysis (“MD&A”) for the three months and year ended December 31, 2020 for further detail on the matters discussed in this release. In addition to the MD&A, please reference the dedicated Q4 2020 Results Presentation for more information on our results and projections which can be found on our website under Investors - Presentations.
Forward-Looking Information
The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “anticipate”, “believe”, “expect”, “should” or similar expressions.

The material factors or assumptions used to develop the above forward-looking statements include, and the risks and uncertainties to which such forward-looking statements are subject, are highlighted in the MD&A for the three months and year ended December 31, 2020. Actual results could differ materially from those contemplated by such forward-looking statements because of any number of factors and uncertainties, many of which are beyond NACG’s control. Undue reliance should not be placed upon forward-looking statements and NACG undertakes no obligation, other than those required by applicable law, to update or revise those statements. For more complete information about NACG, please read our disclosure documents filed with the SEC and the CSA. These free documents can be obtained by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.
Non-GAAP Financial Measures
This press release presents certain non-GAAP financial measures because management believes that they may be useful to investors in analyzing our business performance, leverage and liquidity. The non-GAAP financial measures we present include "gross profit", "adjusted net earnings", "adjusted EBIT", "equity investment EBIT", "adjusted EBITDA", "equity investment depreciation and amortization", "adjusted EPS", "margin", "senior debt", "net debt" "cash provided by operating activities prior to change in working capital", "sustaining capital", "growth capital" and "free cash flow". A non-GAAP financial measure is defined by relevant regulatory authorities as a numerical measure of an issuer's historical or future financial performance, financial position or cash flow that is not specified, defined or determined under the issuer’s GAAP and that is not presented in an issuer’s financial statements. These non-GAAP measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Each non-GAAP financial measure used in this press release is defined and reconciled to its most directly comparable GAAP measure in the “Non-GAAP Financial Measures” section of our Management’s Discussion and Analysis filed concurrently with this press release.
A reconciliation of net income and comprehensive income available to shareholders to adjusted net earnings, adjusted EBIT and adjusted EBITDA is as follows:

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2020	2019	2020	2019
Net income and comprehensive income available to shareholders	$10,044	$8,242	$49,208	$36,878
Adjustments:
Loss (gain) on disposal of property, plant and equipment	122	259	757	(31)
Stock-based compensation expense	4,839	1,754	1,944	9,443
Restructuring costs	—	—	—	1,442
Net realized and unrealized gain on derivative financial	(3,429)	—	(4,266)	—
Write-down on asset held for sale	—	—	1,800	—
Pre-2019 inventory correction	—	—	—	(2,775)
Loss on legacy claim settlement	—	—	—	1,235
Tax effect of the above items	(1,141)	(534)	(621)	(2,468)
Adjusted net earnings(i)	$10,435	$9,721	$48,822	$43,724
Adjustments:
Tax effect of the above items	1,141	534	621	2,468
Interest expense, net	4,441	5,498	18,681	21,623
Income tax expense	319	2,370	11,264	2,858
Equity loss (earnings) in affiliates and joint ventures(ii)	612	(795)	(5,942)	(795)
Equity investment EBIT(i)	644	1,143	8,043	1,143
Adjusted EBIT(i)(ii)	$17,592	$18,471	$81,489	$71,021
Adjustments:
Depreciation	26,273	28,327	89,008	101,582
Write-down on asset held for sale	—	—	(1,800)	—
Amortization of intangible assets	1,248	76	2,291	711
Equity investment depreciation and amortization(i)(ii)	1,130	915	4,462	915
Adjusted EBITDA(i)(ii)	$46,243	$47,789	$175,450	$174,229
(i) See "Non-GAAP Financial Measures".
(ii) In the three months ended December 31, 2019 we changed the calculation of adjusted EBITDA. This change has not been reflected in results prior to the three months ended December 31, 2019. Applying this change to previously reported periods would result in respective increases in adjusted EBIT and adjusted EBITDA of $0.9 million and $0.2 million for the year-ended December 31, 2019.

We included equity investment EBITDA in the calculation of adjusted EBITDA beginning in the fourth quarter of 2019. Below is a reconciliation of the amount included in adjusted EBITDA for the three months and year ended December 31, 2020.

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2020	2019	2020	2019
Equity (earnings) loss in affiliates and joint ventures	$(612)	$795	$5,942	$795
Adjustments:
Interest expense, net	106	44	376	44
Income tax expense	1,124	316	1,373	316
Gain on disposal of property, plant and equipment	26	(12)	352	(12)
Equity investment EBIT(i)	$644	$1,143	$8,043	$1,143

Depreciation	$1,096	$836	$4,329	$836
Amortization of intangible assets	34	79	133	79
Equity investment depreciation and amortization(i)	$1,130	$915	$4,462	$915
(i) See "Non-GAAP Financial Measures"
About the Company
North American Construction Group Ltd. (www.nacg.ca) is one of Canada’s largest providers of heavy civil construction and mining contractors. For more than 65 years, NACG has provided services to large oil, natural gas and resource companies.
For further information contact:
Jason Veenstra, CPA, CA
Chief Financial Officer
North American Construction Group Ltd.
Phone: (780) 948-2009
Email: jveenstra@nacg.ca
www.nacg.ca

Consolidated Balance Sheets
As at December 31
(Expressed in thousands of Canadian Dollars)

	Note	2020	2019
Assets
Current assets
Cash		$43,915	$5,544
Accounts receivable	5	36,373	66,746
Contract assets	6(b)	7,034	19,193
Inventories	2(k)	19,174	21,649
Prepaid expenses and deposits		4,999	4,245
Assets held for sale		4,129	424
Derivative financial instruments	7(b)	4,334	—
		119,958	117,801
Property, plant and equipment, net of accumulated depreciation $302,682 (2019 –$276,185)	8	633,704	587,729
Operating lease right-of-use assets	9	18,192	21,841
Investments in affiliates and joint ventures	10	44,050	42,908
Other assets		6,617	6,718
Deferred tax assets	11	16,407	15,655
Total assets		$838,928	$792,652
Liabilities and shareholders' equity
Current liabilities
Accounts payable		$41,369	$88,201
Accrued liabilities	12	19,111	17,560
Contract liabilities	6(b)	1,512	23
Current portion of long-term debt	7	16,307	18,514
Current portion of finance lease obligations	9	26,895	29,206
Current portion of operating lease liabilities	9	4,004	3,799
		109,198	157,303
Long-term debt	7	341,547	313,443
Finance lease obligations	9	42,577	47,072
Operating lease liabilities	9	14,118	17,710
Other long-term obligations	13	18,850	24,504
Deferred tax liabilities	11	64,195	52,501
		590,485	612,533
Shareholders' equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – December 31, 2020 - 31,011,831 (December 31, 2019 – 27,502,912))	15(a)	255,064	225,966
Treasury shares (December 31, 2020 - 1,845,201 (December 31, 2019 - 1,725,467))	15(a)	(18,002)	(15,911)
Additional paid-in capital		46,536	49,919
Deficit		(35,155)	(79,855)
Shareholders' equity		248,443	180,119
Total liabilities and shareholders' equity		$838,928	$792,652
Contingencies	20
Subsequent event	15(b)
See accompanying notes to interim consolidated financial statements.

Consolidated Statements of Operations and
Comprehensive Income
For the years ended December 31
(Expressed in thousands of Canadian Dollars, except per share amounts)

	Note	2020	2019
Revenue	6	$500,374	$719,067
Project costs	14(b)	139,452	277,646
Equipment costs	2(k),14(b)	177,532	243,427
Depreciation		89,008	101,582
Gross profit		94,382	96,412
General and administrative expenses	14(b),17	24,102	36,898
Loss (gain) on disposal of property, plant and equipment		757	(31)
Amortization of intangible assets		578	711
Operating income		68,945	58,834
Interest expense, net	16	18,681	21,623
Equity earnings in affiliates and joint ventures	10	(5,942)	(2,780)
Net realized and unrealized gain on derivative financial instruments	7(b)	(4,266)	—
Income before income taxes		60,472	39,991
Current income tax expense	11	—	13
Deferred income tax expense	11	11,264	2,845
Net income and comprehensive income		49,208	37,133
Net income attributable to noncontrolling interest	10	—	(255)
Net income and comprehensive income available to shareholders		$49,208	$36,878

Per share information
Basic net income per share	15(b)	$1.75	$1.45
Diluted net income per share	15(b)	$1.60	$1.23
See accompanying notes to consolidated financial statements.